July 22, 2019

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Murphy USA Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 19, 2019
File No. 1-35914

Dear Mr. Thompson:

We are writing this letter to respond to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated July 11, 2019 with respect to the Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended December 31, 2018 filed by Murphy USA Inc. (the "Company") on February 19, 2019. For your convenience, we have reproduced the Staff's comments preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
Marketing Segment, page 31

1.	Please add a footnote to the table of key metrics to disclose how you determine same store sales.

Response: In future filings, we will cross reference to a definition of the same store sales metric within MD&A.

Key Fuel Operating Metrics, page 32

2.
Please expand the items disclosed in the table so that readers are able to recompute the total fuel contribution and total retail fuel contribution metrics and reconcile them with amounts presented on the income statements. These amounts appear to include: 1) total cost of RINs, 2) PS&W volumes, 3) PS&W sales and 4) PS&W cost of sales.

Murphy USA Inc. │ 200 E. Peach St. │ El Dorado, AR 71730 │ 870-875-7600 │ www.corporate.murphyusa.com │ NYSE: MUSA

Response: In our historical presentation, the difference between total fuel contribution and total retail fuel contribution is primarily the PS&W contribution and RINs as the items other than those that are needed to reconcile are immaterial to all periods presented. In future filings we will include the amounts in the Key Fuel Operating Metrics table as noted below.

We expect to reorder the items in the table related to the components of the total fuel contribution and provide a subtotal. We propose to show the metrics as follows (using 2018 amounts as an example):

Total retail fuel contribution ($ Millions)	$624.2
Total PS&W contribution ($ Millions)	(16.9)
RINs and other (included in Other operating revenues on Consolidated Income Statement) ($ Millions)	78.3
Total fuel contribution ($ Millions)	$685.6

In addition, below the Key Fuel Operating Metrics table we will provide a detail of the amounts from the Consolidated Income Statements that shows the components of total fuel contribution as reconciled to the Consolidated Income Statements, as follows (using 2018 amounts as an example):

(all amounts in $ Millions)
Petroleum product sales	$11,858.4
Less Petroleum product cost of goods sold	(11,251.1)
Plus RINs and other (included in Other Operating Revenues line)	78.3
Total fuel contribution	$685.6

PS&W volumes are not considered to be a key metric as the cents per gallon (cpg) equivalent is calculated using retail fuel volumes.

3.
It appears Retail fuel margins (cpg excluding credit card fees) disclosed in the table is a non-GAAP measure that should be reconciled by disclosing the amount of credit card fees. Please revise and also provide the other required disclosures in Item 10(e)(i) of Regulation S-K.

Response: We do not believe the metric is non-GAAP. The retail fuel margin on a cpg basis is calculated as "Total retail fuel contribution" divided by "Retail fuel volumes — chain", as shown in the table. Credit card fees are presented on the Consolidated Statement of Income in the Station and Other Operating Expenses line and do not impact retail fuel margin as they cannot be separated between fuel and merchandise purchases. In future filings we will remove the reference "excluding credit card fees" from the line item in question in the fuel metrics table to clarify the calculation.

Consolidated Statements of Cash Flows, page F-6

4.
We note you recognized a decrease in restricted cash of $68.8 million classified as an investing activity for the year ended December 31, 2016. This presentation does not appear to comply with ASU 2016-18. Please refer to the transition guidance and revise your presentation or tell us how the presentation complies with ASU 2016-18.

Response: We acknowledge that we did not apply the transition guidance of ASU 2016-18 appropriately to the Consolidated Statement of Cash Flows for the year ended December 31, 2016 in our Form 10-K for the period ended December 31, 2018. We did properly apply ASU 2016-18 throughout interim periods in the year of adoption when we did have restricted cash activity.

The Company entered into like-kind exchange transactions in 2015 and 2016 that gave rise to the restricted cash balance of $68.6 million. These discrete transactions began in 2015 and were fully completed prior to December 31, 2016, had no continuing impact in future periods, and were presented and disclosed in our filings at such time. The opening balance of restricted cash as of January 1, 2016 was shown properly on the balance sheet at December 31, 2015.

The Company has performed a comprehensive assessment of qualitative and quantitative factors in accordance with Staff Accounting Bulletin No. 99 to reach its conclusion that misapplication of the transition guidance of ASU 2016-18 to investing activity within the Consolidated Statement of Cash Flows for the year ended December 31, 2016 was immaterial. There was no quantitative impact to operating cash flows, net income, earnings per share, EBITDA and/or Adjusted EBITDA, store metrics as presented by the Company, or any other financial statement amounts presented. Furthermore, the Company believes that the qualitative factors surrounding this matter provide a sufficient basis to conclude that the misapplication of ASU 2016-18 is immaterial. The matter did not (a) mask a change in earnings or other trends, (b) hide a failure to meet research analysts' consensus expectations for the period, (c) change a loss into income or vice versa, (d) concern a segment or other portion of the Company's business that plays a significant role in the Company's operations or profitability, (e) impact compliance with regulatory requirements, (f) affect compliance with loan covenants or other contractual requirements, (g) have the effect of increasing management's compensation or (i) conceal an unlawful transaction. The qualitative assessment, combined with the lack of any quantitative impact on our key metrics, provides sufficient evidence to conclude that misapplication of the transition guidance of ASU 2016-18 to investing activity within the Consolidated Statement of Cash Flows for the year ended December 31, 2016 as presented in the December 31, 2018 Form 10-K was immaterial.

Notes to Consolidated Financial Statements
Note 10 — Incentive Plans, page F-18

5.
Please disclose the total fair value of restricted stock units and performance-based restricted stock units vested during each year presented and the intrinsic value of restricted share units as of year end. Refer to ASC 718-10-502d and ASC 718-10-50-2e.

Response: In future filings, we will disclose the fair value of restricted stock units and performance-based restricted stock units vested during each year presented and the intrinsic value of restricted share units as of year-end.

We trust that we have adequately responded to your requests with regard to the foregoing items. If you have any questions or desire further explanations, please call me at (870) 875-7514 or Donald Smith, VP and Controller at (870) 881-6878.

Very truly yours,

/s/ Mindy K. West

Mindy K. West
Executive Vice President, Fuels and Chief Financial Officer
Murphy USA Inc.